Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$30,000.00	$1.18

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,132,827.77 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $1.18 is offset against the registration fee due for this offering and of which $1,132,826.59 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006,

product supplement no. 970-I dated February 28, 2008 and

underlying supplement no. 100 dated January 28, 2008

Registration Statement no. 333-134553 Dated February 26, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$30,000

100% Principal Protected Absolute Return Barrier Notes with Contingent Highwater Mark Absolute Return Linked to the S&P 500® Index

Summary Description

The 100% Principal Protected Absolute Return Barrier Notes with Contingent Highwater Mark Absolute Return Linked to the S&P 500® Index (the “Notes”) provide an opportunity to potentially hedge your exposure to equity securities, as represented by the S&P 500® Index (the “Index”), while benefiting from moderately positive or negative returns of the Index. If the Index never closes more than 23.5% (to which percentage we refer to as the “Absolute Return Barrier”) above or below the Index Starting Level on any trading day during the Observation Period, at maturity you will receive your initial investment plus a return equal to the Absolute Index Return (Highwater Mark). Otherwise, at maturity you will receive only your initial investment.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Price:	$30,000
Trade Date:	February 26, 2008
Settlement Date:	February 29, 2008
Final Valuation Date:	February 24, 2010††
Maturity Date:	March 1, 2010††
Term:	Two years
Index:	The S&P 500® Index
Principal Protection:	100% if held to maturity
Payment at Maturity (per $1,000 principal amount Note):

If the Index Closing Level is not above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, you will receive a cash payment, for each $1,000 principal amount Note, equal to:

$1,000 + ($1,000 × Absolute Index Return)

If the Index Closing Level is above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, you will receive a cash payment, for each $1,000 principal amount Note, equal to $1,000.

Highest Closing Level:	The highest Index Closing Level during the Observation Period.
Lowest Closing Level:	The lowest Index Closing Level during the Observation Period.
Absolute Index Return (or Highwater Mark):	The greater of (i) Highest Closing Level – Index Starting Level Index Starting Level

and (ii)

Index Starting Level – Lowest Closing Level Index Starting Level

Index Starting Level:	1,381.29
Index Closing Level:	As to any trading day during the Observation Period, the closing level of the Index on such day.
Observation Period:	The period starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Absolute Return Barrier:	23.5%.
Upper Index Barrier:	1,705.89, which is the Index Starting Level × (1 + Absolute Return Barrier)
Lower Index Barrier:	1,056.69, which is the Index Starting Level × (1 - Absolute Return Barrier)
Denominations:	$1,000 per Note and integral multiples thereof
Minimum Investment:	$10,000
CUSIP:	5252M0CP0
ISIN:	US5252M0CP01
†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 970-I.

Investing in the 100% Principal Protected Absolute Return Barrier Notes with Contingent Highwater Mark Absolute Return Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 970-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 970-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$12.50	$987.50
Total	$30,000.00	$375.00	$29,625.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $12.50 per $1,000 principal amount, or 1.25%, and may use some or all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

February 26, 2008	MTNI701

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 970-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 970-I, underlying supplement no. 100, this pricing supplement, and any other relevant terms supplement for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 970-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 970-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 970-I dated February 28, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508041168/d424b2.htm

—	Underlying supplement no. 100 dated January 28, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508013371/d424b2.htm

—	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

—	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

—

Diversification of Stocks Included in the S&P 500® Index: Your return on an investment in the Notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “The S&P 500® Index” in the accompanying underlying supplement no. 100.

—

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 3.09%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $1,063.25 due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 970-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 970-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100 and “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

—

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

—

Market Risk: Amounts payable on the Notes, as well as their market value, will depend on (i) the Absolute Index Return and (ii) whether the Index Closing Level is above the Upper Index Barrier or below the Lower Index Barrier at any time during the Observation Period. As a result, the market value of the Notes at any time during the term of the Notes will depend on (i) the then current Index Closing Level, (ii) the expected volatility of the Index and (iii) the historical closing levels of the Index during the Observation Period. IF THE INDEX CLOSES EITHER ABOVE THE UPPER INDEX BARRIER OR BELOW THE LOWER INDEX BARRIER ON ANY TRADING DAY DURING THE OBSERVATION PERIOD, THE PERFORMANCE OF THE INDEX AFTER THAT TRADING DAY WILL BE ENTIRELY IRRELEVANT TO YOUR RETURN, AND YOU WILL RECEIVE ONLY THE FULL PRINCIPAL AMOUNT OF YOUR NOTES ON THE MATURITY DATE.

—

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower return on your investment than you would receive by investing in any of the stocks underlying the Index or contracts related to the Index. If the Index Closing Level is above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive only the principal amount of your Notes.

—

The Absolute Return Barrier Limits Your Potential Return: The appreciation potential of the Notes is limited to the Absolute Return Barrier percentage of 23.5%, regardless of the performance of the Index. The appreciation potential of the Notes is limited to the Absolute Return Barrier.

—

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

—

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

—

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and others of our affiliates may act as principals, agents or dealers in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $12.50 per $1,000 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

—

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman

Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade your Notes in the secondary market may be limited.

—

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the calculation agent and other affiliates of ours have economic interests that are potentially adverse to your interests as an investor in the Notes.

—

We Are One of the Companies That Make Up the S&P 500® Index: We are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the Notes.

—

We Cannot Control Actions by the Other Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are not affiliated with any of the other companies whose stock is represented in the S&P 500® Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

—

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Index Closing Level or the Value of the Notes: We, our affiliates and our agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, and we, our affiliates and our agents may from time to time express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and our agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

—

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the Index Closing Level on any trading day and the historical performance of the Index during the Observation Period, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 970-I.

—	Tax Treatment: You should consider the tax consequences of investing in the Notes and you should consult your own tax advisor about your own tax situation before investing in the Notes.

—

Creditworthiness of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

Hypothetical Examples of Amounts Payable upon Maturity

The following examples and table illustrate the Payment at Maturity for a $1,000 Note on a hypothetical offering of the Notes, which reflect the following:

Principal Amount:	$1,000.00
Index Starting Level:	1,381.29
Principal Protection:	100%
Term:	Two years
Absolute Return Barrier:	23.5%
Upper Index Barrier:	1,705.89, which is 23.5% above the Index Starting Level
Lower Index Barrier:	1,056.69, which is 23.5% below the Index Starting Level

	Percentage Above Index Starting Level	Hypothetical Lowest Closing Level	Percentage Below Index Starting Level	Absolute Index Return (Highwater Mark)	Hypothetical Performance of Notes
Hypothetical Highest Closing Level					Notes Return at Maturity in Addition to Initial Investment (%)	Index is Never Above or Below Absolute Return Barrier	Index is Above or Below Absolute Return Barrier
1,795.68	30%	966.90	30%	30%	0%	N/A	$1,000.00
1,657.55	20%	1312.23	5%	20%	20%	$1,200.00	N/A
1,657.55	20%	1243.16	10%	20%	20%	$1,200.00	N/A
1,657.55	20%	1174.10	15%	20%	20%	$1,200.00	N/A
1,657.55	20%	1105.03	20%	20%	20%	$1,200.00	N/A
1,657.55	20%	1035.97	25%	25%	0%	N/A	$1,000.00
1,588.48	15%	1312.23	5%	15%	15%	$1,150.00	N/A
1,588.48	15%	1105.03	20%	20%	20%	$1,200.00	N/A
1,519.42	10%	1312.23	5%	10%	10%	$1,100.00	N/A
1,519.42	10%	1174.10	15%	15%	15%	$1,150.00	N/A
1,519.42	10%	1105.03	20%	20%	20%	$1,200.00	N/A
1,450.35	5%	897.84	35%	35%	0%	N/A	$1,000.00
1,381.29	0%	1381.29	0%	0%	0%	$1,000.00	N/A

Example 1: The Index Closing Level equals 1,795.68 at some time during the Observation Period. Because the Index level was above the Upper Index Barrier during the Observation Period, you will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 2: The Index Closing Level equals 897.84 at some time during the Observation Period. Because the Index level was below the Lower Index Barrier during the Observation Period, you will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Index Closing Level was never above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period. The Highest Closing Level during the Observation Period is 1,657.55, and the Lowest Closing Level during the Observation Period is 1243.16. Because the Index Closing Level was not above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, you will receive a Payment at Maturity of $1,000 + ($1,000 × Absolute Index Return). Because the Highest Closing Level is 20% above the Index Starting Level and the Lowest Closing Level is 10% below the Index Starting Level, the Absolute Index Return (Highwater Mark) is 20%. You will receive a Payment at Maturity of $1,200 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20%) = $1,200

Example 4: The Index Closing Level was never above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period. The Highest Closing Level during the Observation Period is 1,519.42, and the Lowest Closing Level during the Observation Period is 1105.03. Because the Index Closing Level was not above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, you will receive a Payment at Maturity of $1,000 + ($1,000 × Absolute Index Return). Because the Highest Closing Level is 10% above the Index Starting Level and the Lowest Closing Level is 20% below the Index Starting Level, the Absolute Index Return (Highwater Mark) is 20%. You will receive a Payment at Maturity of $1,200 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20%) = $1,200

Historical Information

The following graph sets forth the daily historical Index Closing Levels from February 26, 2003 through February 26, 2008. The Index Closing Level on February 26, 2008 was 1,381.29.

We obtained the Index Closing Levels below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance of the Index, the Absolute Return or what the value of the Notes may be, and no assurance can be given as to the Index Closing Levels during the Observation Period. Fluctuations in the Index Closing Levels make it difficult to predict the amount that will be payable at maturity. We cannot give you any assurance that the performance of the Index will result in a Payment at Maturity in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.